Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2008	2009	2010	2011	2012
	(thousands, except ratios)
Interest costs	$34,313	$22,520	$21,005	$18,987	$21,757
Capitalized interest	122	—	—	—	—
Interest factor related to noncapitalized leases	1,785	5,727	5,664	6,210	5,950
Total fixed charges	$36,220	$28,247	$26,669	$25,197	$27,707

Income (loss) before income taxes and cumulative effect of accounting changes	$(62,508)	$(97,838)	$(32,997)	$(46,123)	$41,803
Undistributed (earnings) losses of less than 50% - owned entities, net of distributions	—	—	—	—	—
Total fixed charges	36,220	28,247	26,669	25,197	27,707
Total earnings (losses) before fixed charges	$(26,288)	$(69,591)	$(6,328)	$(20,926)	$69,510

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	2.51

Amount by which earnings are insufficient to cover fixed charges	$62,508	$97,838	$32,997	$46,123	N/A